Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$660,000	$20.26

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $20.26 is offset against the registration fee due for this offering and of which $655,415.05 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 137/A dated March 28, 2007
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PU58
ISIN:	US52517PU584

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$660,000

	Total	Per Note
Issue Price:	$660,000	100.00%
Agent’s Commission:	$0	0.00%
Proceeds to Lehman Brothers Holdings Inc.:	$660,000	100.00%

The Notes will be issued in an aggregate principal amount of $660,000 and will be a further issuance of, and will form a single tranche with, the $700,000 aggregate principal amount of Medium-Term Notes, Series I, due March 28, 2008, that Lehman Brothers Holdings will issue on March 28, 2007. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $1,360,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal ☐ As agent

Issue Date:	March 28, 2007

Stated Maturity Date:	March 28, 2008; provided that if such day is not a Business Day, then such day will be the following Business Day.

Observation Date:	5 Business Days prior to the Stated Maturity Date

Date From Which Interest Accrues:	Not applicable

☒ Fixed Rate Note	See “Supplemental Redemption Amount” below.

Interest Rate per Annum:	Not applicable

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Redemption Amount:	On the Stated Maturity Date, an amount per $1,000 principal amount of Notes equal to $1,000 plus the Supplemental Redemption Amount, if any.

Supplemental Redemption Amount:	A single U.S. Dollar amount per $1,000 principal amount of Notes equal to the principal amount multiplied by:

(a) 10.00%, if 6m USD LIBOR is within the First Barrier Range;

(b) 8.00%, if 6m USD LIBOR is outside the First Barrier Range but within the Second Barrier Range;

(c) 6.00%, if 6m USD LIBOR is outside the First Barrier Range and the Second Barrier Range but within the Third Barrier Range; or

(d) 0.00%, if 6m USD LIBOR is outside the First Barrier Range, the Second Barrier Range and the Third Barrier Range.

6m USD LIBOR:

The rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on the Observation Date (or if such day is not a London business day the immediately preceding London business day).

First Barrier Range:	From and including the First Lower Barrier to and including the First Upper Barrier.

First Lower Barrier:	5.25%

First Upper Barrier:	5.50%

Second Barrier Range:	From and including the Second Lower Barrier to and including the Second Upper Barrier.

Second Lower Barrier:	5.125%

Second Upper Barrier:	5.625%

Third Barrier Range:	From and including the Third Lower Barrier to and including the Third Upper Barrier.

Third Lower Barrier:	4.75%

Third Upper Barrier:	5.75%

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Period:	Not applicable

Interest Payment Dates:	Not applicable

Interest Computation:	Not applicable

Adjusted:	☐ Yes ☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing Inc.

Optional Redemption:	Not applicable

Business Day:	New York and London

New York and London	$1,000/$1,000

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as short-term debt securities, as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the Prospectus. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the Notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the Notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the Notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the Notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the Notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the Notes.

HISTORICAL LEVELS OF 6-MONTH LIBOR

The following chart shows the historical daily level of 6-Month USD LIBOR from January 1, 1997 through March 22, 2007, using historical data obtained from Lehmanlive.com; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of this data.  Whether or not the Supplemental Redemption Amount is payable on the Stated Maturity Date will be determined based on 6-Month USD LIBOR in effect on the Observation Date.  The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make it difficult to predict whether the Supplemental Redemption Amount will be payable on the Stated Maturity Date (or what that Supplemental Redemption Amount may be), and therefore make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated.  Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES

The following Redemption Amount payment graph for this Note shows scenarios for the Redemption Amount that will be payable on the Notes, based on hypothetical levels of 6m USD LIBOR on the Observation Date and the relationship between those 6m USD LIBOR levels and the First, Second and Third Barrier Ranges. The hypothetical 6m USD LIBOR levels have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of 6m USD LIBOR.

The following examples illustrate the returns shown in the diagram above per $1,000 principal amount of Notes:

Example 1: 6m USD LIBOR on the Observation Date is 5.375%.  Because 6m USD LIBOR on the Observation Date is within the First Barrier Range, the Supplemental Redemption Amount is equal to $100 (10.00% times the principal amount of the Notes) and the Redemption Amount payable at maturity is equal to $1,100.

Example 2: 6m USD LIBOR on the Observation Date is 5.60%.  Because 6m USD LIBOR on the Observation Date exceeds the First Upper Barrier, the Notes are no longer eligible to receive the 10% Supplemental Redemption Amount. However, because 6m USD LIBOR is within the Second Barrier Range, the Supplemental Redemption Amount is equal to $80 (8.00% times the principal amount of the Notes) and the Redemption Amount payable at maturity is equal to $1,080.

Example 3: 6m USD LIBOR on the Observation Date is 5.05%.  Because 6m USD LIBOR on the Observation Date is below both the First Lower Barrier and the Second Lower Barrier, the Notes are no longer eligible to receive either the 10.00% or 8.00% Supplemental Redemption Amount. However, because 6m USD LIBOR is within the Third Barrier Range, the Supplemental Redemption Amount is equal to $60 (6.00% times the principal amount of the Notes) and the Redemption Amount payable at maturity is equal to $1,060.

Example 4: 6m USD LIBOR on the Observation Date is 4.625%.  Because 6m USD LIBOR on the Observation Date is below each of the First Lower Barrier, Second Lower Barrier and Third Lower Barrier, the Notes are no longer eligible to receive any of the

10.00%, 8.00% or 6.00% Supplemental Redemption Amounts. As a result, the Supplemental Redemption Amount is zero and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.